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                                                                                                       ----------------------------
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION                     OMB APPROVAL
 FORM 4                                                WASHINGTON, D.C. 20549                          ----------------------------
--------                                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               OMB Number:        3235-0287
/ / Check this box if no                                                                               Expires:   December 31, 2001
    longer subject to                                                                                  Estimate average burden
    Section 16.  Form 4 or    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,  hours per response  .... 0.5
    Form 5 obligations may       Section 17(a) of the Public Utility Holding Company Act of 1935 or    ----------------------------
    continue.  SEE                       Section 30(f) of the Investment Company Act of 1940
    Instruction 1(b).
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1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
   GAROFALO      STEPHEN            A.          Metromedia Fiber Network, Inc. ("MFNX")        ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS Identification      4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person, if an entity                           Chairman & Chief Executive Officer
                                                (Voluntary)                                    -------------------------------------
c/o Metromedia Company, One Meadowlands Plz.                               NOVEMBER 2000
-------------------------------------------- -------------------------  --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (ceck applicable line)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                                                 Form filed by More than One
                                                                                                 Reporting Person
East Rutherford  New Jersey       07073                                                       ---
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Class A Common Stock                11/29/2000   A              1,000,000    A    $11.1633                      D
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                                                                                                                         President,
                                                                                              813,378           I         Garofalo
                                                                                                                         Foundation,
                                                                                                                            Inc.
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                                                                                           82,344,846(1)        D
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(1) In addition, as reported on Table II of this Form 4, Mr. Garofalo beneficially owns directly options to purchase 346,588 shares of the company's Class A common stock at an exercise price of $0.1231 per share and beneficially owns indirectly through The Stephen
A. Garofalo 1999 Annuity Trust No. 1 and The Stephen A. Garofalo 1999 Annuity Trust No. 2 options to purchase 5,737,412 shares of the company's Class A common stock at an exercise price of $0.1231 per share.

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction 4(b)(v).                                             (Over)
                                                                                                                     SEC 1474 (3-99)

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POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
 IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.


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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------
                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                              Code    V        (A)        (D)        cisable   Date

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Option to Buy
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Option to Buy
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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                                                   346,588         D
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                                                                             Trustee of
                                                 5,737,412         I       Trust No. 1 and
                                                                             Trust No. 2
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Explanation of Responses:




                                                                              /s/ Stephen A. Garofalo            December 7, 2000
                                                                           -----------------------------------  -----------------
**Intentional misstatements or omissions of facts constitute                 **Signature of Reporting Person          Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not require to respond unless the form displays a currently valid omb control number.

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